UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934*
(Amendment No. 8)

AMERICAN HOMEPATIENT, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title Of Class Of Securities)

942683103

(Cusip Number)

Patrick H. Daugherty

 Highland Capital Management, L.P.

 Two Galleria Tower

 13455 Noel Road, Suite 800

 Dallas, Texas 75240

 (972) 628-4100

(Name, Address And Telephone Number Of Person
Authorized To Receive Notices Of Communication)

April 27, 2010

(Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), §§ 240.13d-1(f), §§ 240.13d-1(g), check the following box.   ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.026649103                                                                                                                                          Page 2 of 14

1.	NAME OF REPORTING PERSONS: Highland Crusader Offshore Partners, L.P., a Bermuda partnership I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 8,437,164
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 8,437,164
	10.	SHARED DISPOSITIVE POWER 0

CUSIP No.026649103                                                                                                                                          Page 3 of 14

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,437,164
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 48.0% (1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(1) Based on 17,573,389 shares outstanding as of March 2, 2010 as reported by the Issuer in its Quarterly Report on Form 10-K filed on March 4, 2010.

CUSIP No.026649103                                                                                                                                           Page 4 of 14

1.	NAME OF REPORTING PERSONS: Highland Capital Management, L.P., a Delaware limited partnership I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): 75-2716725
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF/WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 8,437,164
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 8,437,164
	10.	SHARED DISPOSITIVE POWER 0

CUSIP No.026649103                                                                                                                                          Page 5 of 14

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,437,164
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 48.0% (1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IA/PN

(1) Based on 17,573,389 shares outstanding as of March 2, 2010 as reported by the Issuer in its Quarterly Report on Form 10-K filed on March 4, 2010.

CUSIP No.026649103                                                                                                                                          Page 6 of 14

1.	NAME OF REPORTING PERSONS: Strand Advisors, Inc., a Delaware corporation I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY): 95-4440863
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 8,437,164
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 8,437,164
	10.	SHARED DISPOSITIVE POWER 0

CUSIP No.026649103                                                                                                                                          Page 7 of 14

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,437,164
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 48.0% (1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

(1) Based on 17,573,389 shares outstanding as of March 2, 2010 as reported by the Issuer in its Quarterly Report on Form 10-K filed on March 4, 2010.

CUSIP No.026649103                                                                                                                                           Page 8 of 14

1.	NAME OF REPORTING PERSONS: James Dondero I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF/PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 8,437,164
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 8,437,164
	10.	SHARED DISPOSITIVE POWER 0

CUSIP No.026649103                                                                                                                                          Page 9 of 14

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,437,164
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 48.0% (1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1) Based on 17,573,389 shares outstanding as of March 2, 2010 as reported by the Issuer in its Quarterly Report on Form 10-K filed on March 4, 2010.

The Schedule 13D, filed on February 27, 2006 by Highland Crusader Offshore Partners, L.P., a Bermuda partnership (“Crusader”), Highland Capital Management, L.P., a Delaware limited partnership (“Highland Capital”), Strand Advisors, Inc., a Delaware corporation (“Strand”) and James Dondero (“Dondero”) (together, the “Reporting Persons”), as amended by the Amendment No. 1 filed on March 16, 2006, Amendment No. 2 filed on May 9, 2006, Amendment No. 3 filed on May 31, 2006, Amendment No. 4 filed on December 15, 2006, Amendment No. 5 filed on April 4, 2007, Amendment No. 6 filed on April 13, 2007 and Amendment No. 7 filed on June 7, 2007 relating to the shares of common stock, par value $0.01 per share (the “Common Stock”), of American HomePatient, Inc. (the “Issuer”), is hereby amended as set forth below by this Amendment No. 8.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

On April 27, 2010, Highland Capital and Crusader entered into an agreement with the Issuer and the Issuer’s senior secured noteholders (including certain affiliates of Highland Capital) with respect to restructuring the Issuer and the Issuer’s secured debt (the “Restructuring Support Agreement”).   Pursuant to the Restructuring Support Agreement, the Issuer has agreed to propose to its stockholders for their approval a change in the Issuer’s state of incorporation from Delaware to Nevada (the “Reincorporation”) as the first step in a series of transactions that is expected to result in each stockholder of the Issuer, excluding Highland Capital and Crusader and their affiliates, receiving $0.67 per share for each share of Common Stock owned.  As a result of these transactions, including the follow-on merger described below, the Issuer would become a wholly-owned subsidiary of Highland Capital and its affiliates, and would cease to be a publicly traded company.

The Restructuring Support Agreement requires the Issuer, subject to a series of conditions including the approval by its stockholders of the Reincorporation, to undertake a series of transactions, including the Reincorporation, a self-tender offer by the Issuer to repurchase outstanding shares of Common Stock (other than shares of Common Stock owned by Highland Capital and Crusader and their affiliates), a restructuring of the Issuer’s secured debt, and a follow-on merger that would make the Issuer a private company.

Pursuant to the Restructuring Support Agreement, and subject to the terms and conditions contained therein:

•                    The Issuer agreed to retire at a 15% discount a portion of its outstanding secured debt obligations held by a single entity that is equal to approximately 4.5% of the total outstanding secured debt.

•                     Highland Capital and Crusader agreed to vote their stock in favor of the Reincorporation.

•                    Conditioned upon approval of the Reincorporation by the Issuer’s stockholders, the Issuer agreed to carry out the Reincorporation.  In the Reincorporation,

stockholders in the Issuer will become stockholders in a new parent company of the Issuer incorporated in Nevada (the “New Issuer”).

•                    If the Reincorporation is approved and carried out as described above, the New Issuer agreed that it would then commence a self-tender offer to its stockholders (other than Highland Capital and its affiliates) at sixty-seven cents ($0.67) per share.  This self-tender offer will not occur if the Reincorporation is not approved.

•                    In the event this self-tender offer is accepted by a number of the New Issuer’s stockholders holding shares, which together with the shares owned by Highland Capital and Crusader and their affiliates, represent at least 90% of the number of the New Issuer’s outstanding shares, and subject to other customary closing conditions, the New Issuer agreed that it would repurchase all of the tendered shares.

•                    If the self-tender offer is accepted, the Issuer’s secured noteholders have agreed to restructure the Issuer’s debt into two four-year secured-term loans.  This restructuring will not occur if the tender offer does not close.  The first lien term loan would be in a principal amount of approximately $100.0 million, and the second lien term loan would be in a principal amount of approximately $126.4 million.  The second lien term loan would bear interest at a higher rate than the first lien term loan (however, the substantial majority of interest under the second lien term loan could be paid in kind at the election of the Issuer), but would rank junior in priority pursuant to the terms of a customary intercreditor agreement.  Both term loans would have a variable interest rate component, but in all instances would bear interest at a rate higher than the current 6.785% fixed interest rate on the Issuer’s secured note.

•                    If the self-tender offer is completed, but less than 100% of the shares of the New Issuer not owned by Highland Capital or Crusader and their affiliates are tendered, Highland Capital has agreed to take all actions to cause the New Issuer to initiate a follow-on merger at the conclusion of the self-tender offer pursuant to which the remaining shares of common stock in the New Issuer not held by Highland Capital or Crusader and their affiliates would be cancelled in exchange for sixty-seven cents ($0.67) per share.  Highland Capital then would cause the New Issuer to de-register its stock pursuant to federal securities laws.

The Restructuring Support Agreement may be terminated under certain circumstances, including by either party if the Reincorporation has not occurred on or prior to August 10, 2010 or the self-tender offer has not been completed on or prior to September 30, 2010.

The foregoing description of the Restructuring Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Restructuring Support Agreement, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Each Reporting Person reserves the right, based on all relevant factors, and in each case subject to the provisions of the Restructuring Support Agreement and Highland Capital’s and Crusader’s obligations thereunder, to acquire additional shares of Common Stock, to dispose of all or a portion of its holdings of Common Stock, to modify, amend or rescind any proposals with respect to the acquisition of Common Stock or assets of the Issuer, a merger, a reorganization or any other extra-ordinary transaction involving the Issuer or its assets, to engage in short selling of or any hedging or similar transactions with respect to the Common Stock, or to change its intention with respect to any or all of the matters referred to in this Item 4.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented to include the following:

The response to Item 4 is incorporated herein by reference.

Item 7. Material to be filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented to include the following:

Exhibit 99.1 — Restructuring Support Agreement entered into by American HomePatient, Inc., Highland Capital Management, L.P. and senior lenders dated April 27, 2010.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 27, 2010

JAMES DONDERO

By:      /s/ James Dondero

STRAND ADVISORS, INC.

By:       /s/ James Dondero
Name:  James Dondero
Title:     President

HIGHLAND CAPITAL MANAGEMENT, L.P.

By: Strand Advisors, Inc.
Its: General Partner

By:       /s/ James Dondero
Name:  James Dondero
Title:     President

HIGHLAND CRUSADER OFFSHORE PARTNERS, L.P.

By: Highland Crusader Fund GP, L.P.
Its: General Partner

By: Highland Crusader Fund GP, LLC
Its: General Partner

By: Highland Capital Management, L.P.
Its: Sole Member

By: Strand Advisors, Inc.
Its: General Partner

By:      /s/ James Dondero
Name: James Dondero
Title:    President